UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-Held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 272nd MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A.

1.            DATE, HOUR AND VENUE:  May 12th, 2015, at 11:00 a.m., at Av. Eng. Luiz Carlos Berrini, 1376, 32nd floor, Cidade Monções neighborhood, City of São Paulo, State of São Paulo.

2.            CHAIRMAN AND SECRETARY: Antonio Carlos Valente da Silva, Chairman of the Board of Directors and Breno Rodrigo Pacheco de Oliveira, Secretary of the Board of Directors.

3.            PARTICIPANTS: Directors of Telefônica Brasil S.A. ("Telefônica Brasil" or "Company") that subscribed the minutes, with quorum required for installation and deliberation. The Board member, Mr. Eduardo Navarro de Carvalho, participated by video conference in Madrid, Spain and the Director Mr. Narcis Serra Serra participated by conference call from New York, United States of America; still, the Directors Luciano Carvalho Ventura, Luiz Fernando Furlan and Roberto Oliveira de Lima were represented by the Chairman, Mr. Antonio Carlos Valente da Silva, on behalf of vote, all as permitted by Article 19, paragraphs 3 and 4 of the Bylaws.

4.            EXHIBITIONS AND RESOLUTIONS

4.1) DELIBERETION OF DIVIDENDS: in accordance to the article 27 of the Company’s Bylaws and ad referendum of the General Shareholders' Meeting, the Board of Directors approved the Executive Board's proposal for distribution of dividends to shareholders, under the following conditions: (i) gross amount of R$270,000,000.00 (two hundred and seventeen million Reais) equivalent to R$0.170178573168 per common share (ON) and R$ 0.187196430485 per preferred share (PN), based on the net profit shown in the balance sheet of April 30, 2015; (ii) the payment of these proceeds will be carried out until the end of the fiscal year of 2016, in a date to be defined by the Company’s Board; (iii) the correspondent credit will be accounted, on individual basis for each shareholder holder of common and preferred shares, in accordance to the shareholder registry book position by the end of the day, on May 25, 2015, including. After this date, the shares will be considered as “ex-dividends”.

TELEFÔNICA BRASIL S.A.

Publicly-Held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 272nd MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A.

4.2) DELIBERETION OF INTEREST ON OWN CAPITAL: in accordance to the article 28 of the Company’s Bylaws and ad referendum of the General Shareholders' Meeting, the Board of Directors approved the Executive Board's proposal for distribution of interest on own capital to shareholders of the Company, in the gross amount of R$515,000,000.00 (five hundred and fifteen million Reais) equivalent to R$0.324599871044 per common share (ON) and R$ 0.357059858148 per preferred share (PN), corresponding to the net amount of R$ 437,750,000.00 (four hundred thirty-seven million, seven hundred fifty thousand Reais), equivalent to R$0.275909890388 per common share (ON) and R$0.303500879426 per preferred share (PN), based on the net profit shown in the balance sheet of April 30, 2015, such interest on own capital will be charged to the mandatory minimum dividend for the fiscal year of 2015, ad referendum of the General Shareholders’ Meeting. The payment of these proceeds will be carried out until the end of the fiscal year of 2016, in a date to be defined by the Company’s Board. The correspondent credit will be accounted, on individual basis for each shareholder holder of common and preferred shares, in accordance to the shareholder registry book position by the end of the day, on May 25, 2015, including. After this date, the shares will be considered as “ex-dividends”.

São Paulo, May 12, 2015. (signed) Antonio Carlos Valente da Silva - Chairman of the Board of Directors; Santiago Fernández Valbuena - Vice-President  of the Board of Directors; Antonio Gonçalves de Oliveira; Eduardo Navarro de Carvalho; Francisco Javier de Paz Mancho; José Fernando de Almansa Moreno-Barreda; Luis Javier Bastida Ibarguen; Narcís Serra Serra; represented by the Chairman, Mr. Antonio Carlos Valente da Silva, the Directors Luciano Carvalho Ventura, Luiz Fernando Furlan; and Roberto Oliveira de Lima; the Secretary of the Board of Directors: Breno Rodrigo Pacheco de Oliveira.

I certify that the resolutions transcribed in the above items contained in the minutes of 272nd meeting of the Board of Directors, held on May 12, 2015, drawn up in full in proper book.

Breno Rodrigo Pacheco de Oliveira Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 13, 2015	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director